UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-120996, Form F-3 No. 333-115318; Form F-9 No. 333-113609 and Form F-9 No. 333-129601.

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TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated November 15, 2005 (Canadian dollar release)
99.2	Press Release dated November 15, 2005 (U.S. dollar release)
99.3	Enterra Energy Trust Q3 Consolidated Balance Sheets (Canadian dollars)
99.4	CEO Certification dated November 14, 2005
99.5	CFO Certification dated November 14, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

November 21, 2005

Enterra Energy Trust

By: ”John Kalman”

Name:  John Kalman

Title

Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 15, 2005 (Canadian dollar release)
99.2	Press Release dated November 15, 2005 (U.S. dollar release)
99.3	Enterra Energy Trust Q3 Consolidated Balance Sheets (Canadian dollars)
99.4	CEO Certification dated November 14, 2005
99.5	CFO Certification dated November 14, 2005

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